600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

December 20, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ann Nguyen Parker, Branch Chief
Brad Skinner, Senior Assistant Chief Accountant

Re:                             LRR Energy, L.P. - Registration Statement on Form S-3 (File No. 333-185366)

Dear Ms. Parker and Mr. Skinner:

We refer to the Registration Statement on Form S-3, File No. 333-185366 (the “Registration Statement”), of LRR Energy, L.P., a Delaware limited partnership (the “Partnership”, “we,” “us,” or “our”), filed with the Securities and Exchange Commission on December 10, 2012. The Partnership has filed the Registration Statement with the SEC to register, among other securities, debt securities to be issued by the Partnership. The Partnership’s sole operating subsidiary, LRE Operating, LLC, and LRE Finance Corporation are co-registrants with the Partnership. The Registration Statement provides for the registration of the guarantees of the Partnership’s debt securities by LRE Operating, LLC (but not LRE Finance Corporation, which may act as co-issuer of the Partnership’s debt securities).

In response to a request by the staff of the Division of Corporation Finance (the “Staff”), we are providing the Staff with our analysis of how we intend to comply with Rule 3-10 of Regulation S-X in connection with the Registration Statement.

Under Rule 3-10(a)(1) of Regulation S-X, guarantors of registered debt securities must file financial statements required for a registrant under Regulation S-X.  However, Rule 3-10(e) states, “when a parent company issues securities and one of its subsidiaries guarantees those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the subsidiary guarantor if:

(1)                                 The subsidiary guarantor is 100% owned by the parent company issuer;

(2)                                 The guarantee is full and unconditional;

Austin        Beijing         Dallas          Houston         London          New York        The Woodlands        Washington, DC

(3)                                 No other subsidiary of the parent guarantees the securities; and

(4)                                 The parent company’s financial statements are filed for the periods specified by §§ 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

(i)                                     The parent company;

(ii)                                  The subsidiary guarantor;

(iii)                               Any other subsidiaries of the parent company on a combined basis;

(iv)                              Consolidating adjustments; and

(v)                                 The total consolidated amounts.”

Note 2 to paragraph (e) provides that “[i]nstead of the condensed consolidating financial information required by paragraph (e)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantee is full and unconditional, and any subsidiaries of the parent company other than the subsidiary guarantor are minor.  The footnote must also include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.”

LRE Finance Corporation (“LRE Finance”) may co-issue any debt securities issued by the Partnership.  As indicated on page 1 of the Registration Statement, LRE Finance is a 100 percent-owned subsidiary of the Partnership formed solely for the purpose of co-issuing the Partnership’s debt securities and has no material assets or liabilities other than as co-issuer of the Partnership’s debt securities.

As indicated on page 1 of the Registration Statement, the Partnership conducts its operations though LRE Operating, LLC, a 100 percent-owned subsidiary of the Partnership (“OLLC”).

OLLC may guarantee any debt securities issued by the Partnership and such guarantee will be full and unconditional, subject to customary release provisions.  The guarantee will be released (i) automatically upon any sale, exchange or transfer of the Partnership’s equity interests in OLLC, (ii) automatically upon the liquidation and dissolution of OLLC, (iii) following delivery of notice to the trustee under the indenture related to the debt securities of the release of OLLC of its obligations under the Partnership’s revolving credit facility, and (iv) upon legal or covenant defeasance or other satisfaction of the obligations under the related debt securities.  Other than LRE Finance Corporation, a 100 percent owned subsidiary of the Partnership whose sole purpose is to co-issue any debt securities issued by the Partnership and who has no material assets or liabilities other than as co-issuer of the Partnership’s debt securities, OLLC is the sole subsidiary of the Partnership and thus no other subsidiary of the Partnership will guarantee the debt securities of the Partnership and subsidiaries not guaranteeing the debt securities are minor.

Furthermore, the Partnership has no assets or operations independent of OLLC, and there are no significant restrictions upon the ability of OLLC to distribute funds to the Partnership by dividend or loan.  Finally, none of the assets of the Partnership or OLLC represent restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X.

The Partnership proposes to include the narrative information set forth in the paragraph above in accordance with Note 2 of Rule 3-10(e) of Regulation S-X and paragraphs (i)(9) and (i)(10) of Rule 3-10 in the Partnership’s consolidated financial statements filed with the Partnership’s annual report on Form 10-K for the year ended December 31, 2012.

Please direct any questions you have with respect to the foregoing to the undersigned at 713-220-4322.

Very truly yours,

/s/ Gislar Donnenberg

cc:                                Jaime R. Casas, LRE GP, LLC

Don Nguyen, LRE GP, LLC

Angelique Brou, LRE GP, LLC

Matt Hendrickson, PricewaterhouseCoopers LLP

Jon W. Daly, Andrews Kurth LLP